UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Receives Notification of Nortel's Decision to Repudiate Joint Strategic WiMAX Agreement. Dated January 29th, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Receives Notification of Nortel’s Decision to Repudiate
Joint Strategic WiMAX Agreement

Tel Aviv, Israel, January 29, 2009 – Alvarion® Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it has been notified by Nortel Networks Ltd. of its decision to repudiate the joint strategic WiMAX agreement entered into by the two companies in June 2008. Alvarion is analyzing the details of actions it will take to mitigate the impact on its business, and expects to provide more information about these actions during its fourth quarter 2008 financial results conference call on Wednesday, February 4, 2009.

The joint strategic WiMAX agreement covers, among other things, the resale by Nortel of the Alvarion platform of WiMAX access products and Nortel’s contribution of resources and funding to accelerate Alvarion’s development of its portfolio of WiMAX base stations. Under the terms of the agreement, Nortel is obligated to pay Alvarion for certain research and development services beyond Q4; however, collection of these payments is uncertain and subject to Nortel’s creditor protection proceedings.

As a result of the foregoing, Alvarion will not be able to recognize approximately $2.4 million of revenues from the sale of products to Nortel during the fourth quarter of 2008. Accordingly, total revenues for the fourth quarter ended December 31, 2008, are expected to be approximately $70 million, at the low end of the Company’s revenue guidance of $70 to $78 million, as presented in its Q3 financial results press release on November 3, 2008.

The exclusion of Nortel revenues in Q4 is expected to cause a negative impact on GAAP and non-GAAP EPS of approximately $0.04 per share for the quarter. Alvarion now expects a Q4 GAAP net loss of approximately ($4.9) million, or approximately ($0.08) per share, including a restructuring charge of approximately $3.4 million or $0.06 per share for the quarter, related to the cost reduction initiatives announced on December 8, 2008. On a non-GAAP basis, net income for Q4 is expected to be approximately $0.1 million, or $0.00 per share. The Company’s GAAP EPS guidance of a loss between ($0.04) and a net profit of $0.03 per share, as contained in its November 3, 2008 press release, did not include the restructuring charge. The company’s non-GAAP EPS guidance was between $0.00 and $0.07 per share. GAAP and non-GAAP EPS guidance was based on approximately 64.5 million estimated weighted average diluted shares outstanding.

Tzvika Friedman, President and CEO of Alvarion, said, “We are obviously disappointed in the direction this has taken; however, Alvarion’s industry position has never been stronger. In Q4, our WiMAX shipments, excluding Nortel, reached a record $54.4 million and WiMAX revenues were $42.3 million. Our book-to-bill remained well above 1, and we ended the year with over $140 million in cash on our balance sheet.

“During 2008, we won numerous major WiMAX deals, both directly and with various partners,” continued Mr. Friedman. “We have proven time and again that we can win against all types of competitors, large and small, and we have demonstrated our ability to implement turnkey projects with complete end-to-end solutions. On the February 4th call, we will provide more information about our strategy to mitigate the impact of the Nortel situation on our operating expenses in 2009. Meanwhile, our priority is to minimize the effect of Nortel’s decision on our joint customers.”

“This action, while difficult, was a necessary step addressing Nortel’s current situation and intention to narrow the company’s focus,” said Richard Lowe, President, Carrier Networks, Nortel. “Planning is underway to transition our joint mobile WiMAX customers to Alvarion and ensure there is no disruption to service or support.”

Alvarion Q4 and Full Year 2008 Conference Call

The Q4 and full year results conference call will be held on February 4, 2009, at 8:00 a.m. ET.

Please call the following dial in number to participate:
USA: (800) 230-1951; International: +1-(612) 332-0107.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 10:00 a.m. ET on February 4, 2009 through 11:59 a.m. ET on March 4, 2009.

To access the replay, please call:
USA: (USA) (800) 475-6701
International: +1(320) 365-3844
To access the replay, users will need to enter the following code: 978852.

Alvarion has scheduled dates for the earnings announcements during 2009 and this schedule is available on the website at http://www.alvarion.com/investors/earnings/.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; as the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “OPEN” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.